Filed by Florida Public Utilities Company

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Florida Public Utilities Company

Commission File No.: 001-10608

Date: April 20, 2009

Chesapeake has been in existence since its founding in 1859 in Dover, Delaware. The Company officially became incorporated as Chesapeake Utilities Corporation in 1947. Today, Chesapeake is a diversified utility company engaged in four primary business segments: natural gas distribution, transmission and marketing; propane distribution and wholesale marketing; advanced information services; and other related businesses. Chesapeake Utilities Corporation is a publicly traded company and is listed on the New York Stock Exchange, trading under the symbol CPK.

In total, Chesapeake currently serves approximately 100,000 distribution customers with either natural gas or propane in Delaware, Maryland, Florida, Virginia and Pennsylvania. The Company employs 448 people and posted $291.4 million in revenue for 2008. Over the last five years, the Company has more than doubled its market capitalization to over $200 million at the end of 2008.

Chesapeake’s core business is natural gas distribution and transmission. The Delaware and Maryland natural gas distribution operation is known as Chesapeake Utilities, and the Florida natural gas distribution operation is known as Central Florida Gas. Central Florida Gas, which is headquartered in Winter Haven, Florida, serves approximately 16,800 residential, commercial and industrial customers in 23 Florida counties.

In total, the Company’s natural gas distribution operations serve approximately 65,000 residential, commercial and industrial customers in Delaware, Maryland and Florida. Eastern Shore Natural Gas Company, the Company’s natural gas transmission subsidiary, transports and delivers natural gas through 379 miles of transmission pipeline to industrial customers and natural gas distribution companies including the Company’s Delaware and Maryland divisions, and owns and operates the only transmission pipeline south of the Chesapeake and Delaware Canal on the Delmarva Peninsula.

Chesapeake’s propane distribution and wholesale marketing is a major part of its unregulated business portfolio. Sharp Energy, the Company’s propane distribution subsidiary, distributes propane to approximately 35,000 residential commercial and industrial customers in Delaware, Maryland, Virginia, Pennsylvania and Florida. Chesapeake’s other subsidiaries include Peninsula Energy Services Company, Inc. (PESCO), a natural gas marketing company; Peninsula Pipeline Company, Inc., an intrastate pipeline company in Florida; Xeron, Inc., a propane wholesale marketing company in Houston, Texas; and BravePoint®, Inc., the Company’s advanced information services subsidiary based in Atlanta.

Founded in 1924, Florida Public Utilities distributes natural gas, propane and electricity to residential, commercial and industrial customers in Florida. The Company is organized into two regulated business segments -- natural gas and electric; and one non-regulated business segment -- propane gas.

In total, Florida Public Utilities serves approximately 95,700 customers in 19 counties throughout the State of Florida. The company employs 348 people and posted revenues of $168.5 million for 2008. Florida Public Utilities is a publicly traded company on the NYSE Amex, trading under the ticker symbol FPU.

The Company’s regulated segments sell natural gas and electricity to approximately 83,000 customers, and its unregulated segment sells propane gas through a wholly owned subsidiary, Flo-Gas Corporation, to approximately 12,500 customers throughout northeast, central and southern Florida. Florida Public Utilities also sells merchandise and other service-related products as a complement to its natural gas and propane segments.

IMPORTANT INFORMATION:

Additional Information and Where to Find It

In connection with the proposed merger, Chesapeake will file a registration statement on Form S-4 with the SEC, which will include a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus, as well as other materials. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC's Web site. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s Web site at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ Web site at www.fpuc.com/about_us/invest.asp.

Participants in the Solicitation

Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials to be filed with the SEC regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described previously.